Exhibit 99.1

(English Translation)
June 25, 2014
TO OUR SHAREHOLDERS:

Eijiro Katsu President and Representative Director Internet Initiative Japan Inc. 1-105, Kanda Jinbo-cho, Chiyoda-ku, Tokyo, Japan

NOTICE OF RESOLUTIONS
AT THE 22ND ORDINARY GENERAL MEETING OF SHAREHOLDERS

We hereby notify that at the 22nd ordinary general meeting of shareholders of Internet Initiative Japan Inc. held today, the following items were reported and resolved.

Sincerely yours,

Subjects to be reported:
1.
Business Report, consolidated financial statements and a report on the audit results of consolidated financial statements by the accounting auditors and the Board of Company Auditors for the 22nd term (from April 1, 2013 to March 31, 2014)

2.	Non-consolidated financial statements for the 22nd term (from April 1, 2013 to March 31, 2014)
In this respect, the contents of the above two documents were reported.

Subjects to be resolved:
Item 1: Appropriation of Retained Earnings
This item was resolved as originally proposed. The dividends were determined as follows:
1.	Type of dividend property
Cash
2.	Matters concerning allocation and total amount of dividend property
The Company proposes to pay JPY11 per share of common stock. In this case, the total amount of dividends is JPY505,330,001.
3.	Effective date of dividend payment
The Company proposes June 26, 2014 as the effective date of the dividend payment.

Item 2: Election of Six (6) Directors
This item was resolved as originally proposed.
The election of the following six (6) Directors was resolved, Takeshi Kikuchi, Takamichi Miyoshi, Akihisa Watai, Yasurou Tanahashi, Takashi Hiroi and Shingo Oda.

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